Issuer Free Writing Prospectus dated April 27, 2026
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus dated April 27, 2026
Registration File No. 333-295356
Veradermics Announces Launch of Public Offering
April 27, 2026
NEW HAVEN, CONN., April 27, 2026 – Veradermics, Incorporated (“Veradermics”) (NYSE: MANE), a dermatologist-founded, late clinical-stage biopharmaceutical company focused on developing innovative therapeutics for pattern hair loss, today announced that it has launched a proposed public offering of 3,350,000 shares of common stock (and, in lieu of common stock to certain investors, pre-funded warrants to purchase shares of its common stock) pursuant to a registration statement filed on Form S-1 with the Securities and Exchange Commission (“SEC”). All of the shares and pre-funded warrants are being offered by Veradermics. In addition, the underwriters are expected to have a 30-day option to purchase up to an additional 502,500 shares of common stock at the public offering price, less underwriting discounts and commissions, solely with respect to shares of common stock and pre-funded warrants sold in the public offering. Veradermics expects to enter into a securities purchase agreement substantially concurrently with the offering, pursuant to which Veradermics will sell pre-funded warrants, with the same terms as the pre-funded warrants being offered in the offering, to certain entities affiliated with Suvretta Capital in a private placement. For each pre-funded warrant Veradermics sells in the private placement, the number of securities Veradermics is offering in the proposed public offering will be decreased on a one-for-one basis. The aggregate number of securities Veradermics will issue in the proposed public offering and the private placement will be 3,350,000. The offering and the private placement are subject to market and other conditions, the timing, actual size or terms of the offering and the private placement may be different than currently anticipated and the offering and the private placement may not be completed.
Jefferies, Leerink Partners, Citigroup, and Cantor are acting as joint bookrunning managers for the proposed offering. LifeSci is acting as passive bookrunner for the proposed offering. Needham & Company is acting as lead manager for the proposed offering.
A registration statement relating to the offering has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. The proposed offering will be made only by means of a prospectus. Copies of the preliminary prospectus, when available, may be obtained from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by telephone at (877) 821-7388, or by email at

Prospectus_Department@Jefferies.com; Leerink Partners LLC, Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525 ext. 6105, or by emailing syndicate@leerink.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11718, by telephone at (800) 831-9146; or Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 E. 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com.
The securities sold in the private placement will be made in a transaction not involving a public offering and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
About Veradermics
Veradermics is a dermatologist-founded, late clinical-stage biopharmaceutical company focused on developing innovative therapeutics for pattern hair loss. Veradermics aims to develop a focused portfolio of aesthetic dermatology product candidates targeting high-prevalence dermatologic conditions, with potential selective development of medical dermatology product candidates. Its lead program, VDPHL01, is being developed as an oral, non-hormonal treatment for men and women with PHL, to reduce the barriers to wide adoption of chronic hair loss therapy and potentially transform PHL treatment. VDPHL01 is an oral, extended-release proprietary formulation of minoxidil, a proven hair growth agent, designed to maximize minoxidil’s impact on hair restoration while minimizing the risk of cardiac activity.
Forward-Looking Statements
This press release contains forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, including statements about the completion, timing and size of the proposed public offering of our common stock and pre-funded warrants and the private placement of our pre-funded warrants. Each forward-looking statement is subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the proposed public offering and the private placement discussed above will be completed on the terms described or at all. Completion of the proposed public offering and the private placement and the terms thereof are subject to numerous factors, many of which are beyond the control of Veradermics, including, without limitation, market conditions and the factors discussed in the “Risk Factors” section of the prospectus that forms a part of the registration statement on Form S-1 and in our annual report on Form 10-K for the year ended December 31, 2025. These forward-looking statements speak only as of the date of this press release and Veradermics undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts
Media:
Mike Beyer, Sam Brown, Inc.
312-961-2502
mikebeyer@sambrown.com
Investors:
Jon Nugent, THRUST
jon@thrustsc.com